UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

REMARK MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75954W107
(CUSIP Number)

Digipac, LLC
Mr. Kai-Shing Tao
One Hughes Center Drive, Unit 1601
Las Vegas, NV 89169
(702) 701-9514

October 1, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75954W107

1	NAME OF REPORTING PERSON Digipac, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,246,314
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,246,314
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,246,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 75954W107

1	NAME OF REPORTING PERSON Pacific Star Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 275,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 75954W107

1	NAME OF REPORTING PERSON Pacific Star HSW LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 21,821
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 21,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,821
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 75954W107

1	NAME OF REPORTING PERSON Kai-Shing Tao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,074,999 (1)
	8	SHARED VOTING POWER 5,543,135 (2)
	9	SOLE DISPOSITIVE POWER 1,074,999 (1)
	10	SHARED DISPOSITIVE POWER 5,543,135 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,618,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14	TYPE OF REPORTING PERSON IN

____________________
(1)	Consists of 144,749 shares of Common Stock and 930,250 shares of Common Stock underlying options that are exercisable within 60 days hereof held by Mr. Tao.
(2)
Consists of (i) 5,246,314 shares of Common Stock held by Digipac, LLC, (ii) 275,000 shares of Common Stock held by Pacific Star Capital Management, L.P. and (iii) 21,821 shares of Common Stock held by Pacific Star HSW LLC.  Mr. Tao, as the manager and a member of Digipac, LLC, the Chief Investment Officer and sole owner of Pacific Star Capital Management, L.P., and the control person of Pacific Star HSW LLC, may be deemed to beneficially own the shares of Common Stock beneficially owned by Digipac, LLC, Pacific Star Capital Management, L.P. and Pacific Star HSW LLC.

CUSIP NO. 75954W107

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends and restates the Schedule 13D in its entirety.

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of Remark Media, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 3930 Howard Hughes Parkway, Suite 400, Las Vegas, NV 89169.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)     Digipac, LLC, a Delaware limited liability company (“Digipac”);

(ii)    Pacific Star Capital Management, L.P., a Delaware limited partnership (“Pacific Star Capital”);

(iii)   Pacific Star HSW LLC, a Delaware limited liability company (“Pacific Star HSW”); and

(iv)   Kai-Shing Tao, who serves as the manager and a member of Digipac, the Chief Investment Officer and sole owner of Pacific Star Capital and the control person of Pacific Star HSW.  Mr. Tao is the Chief Executive Officer and Chairman of the Board of Directors of the Company.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each Reporting Person is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Digipac, Pacific Star Capital and Pacific Star HSW is One Hughes Center Drive, Unit 1601, Las Vegas, NV 89169. The address of the principal office of Mr. Tao is 3930 Howard Hughes Parkway, Suite 400, Las Vegas, NV 89169.

(c)           The principal business of Digipac is entering into private investments. The principal business of Pacific Star Capital is entering into private investments. The principal business of Pacific Star HSW is entering into private investments. The principal occupation of Mr. Tao is serving as the Chief Executive Officer and Chairman of the Board of Directors of the Company.

(d)           No Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Tao is a citizen of the United States of America, Digipac is a Delaware limited liability company, Pacific Star Capital is a Delaware limited partnership and Pacific Star HSW is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

Digipac

On January 29, 2014 (the “January 2014 Note”), November 14, 2013 (the “November 2013 Note”), April 2, 2013 (the “April 2013 Note”), and November 23, 2012 (the “November 2012 Note”), the Company issued Senior Secured Convertible Promissory Notes to Digipac in the original principal amounts of $3,500,000, $2,500,000, $4,000,000 and $1,800,000, respectively, in exchange for cash equal to the respective original principal amounts.  The January 2014 Note, November 2013 Note, April 2013 Note and November 2012 Note are collectively referred to herein as the “Digipac Notes.”  The Digipac Notes are attached as Exhibits 99.1 through 99.4 hereto and are incorporated herein by reference.

The January 2014 Note and November 2013 Note bore interest at a rate of 6.67% per annum for the first year and 8.67% per annum thereafter, with interest payable quarterly and all unpaid principal and any accrued but unpaid interest due and payable on the second anniversary of issuance.  The outstanding principal amount and accrued but unpaid interest under the January 2014 Note and the November 2013 Note were convertible into shares of Common Stock at a conversion price of $5.03 per share for the January 2014 Note (amended as described below) and $3.75 per share for the November 2013 Note.  The Company could elect to convert all or any portion of the outstanding principal amount and accrued but unpaid interest under such notes into Common Stock at the applicable conversion price if the volume weighted average price of the Common Stock was equal to at least 150% of the applicable conversion price for at least 30 of the 40 trading days immediately prior to the date of the Company’s election.  Such notes also provided that the Company and Digipac would enter into a registration rights agreement providing Digipac with demand and piggyback registration rights with respect to the shares of Common Stock underlying such notes.

Effective September 23, 2015, Digipac converted the $2,500,000 principal amount and all $352,758 accrued but unpaid interest outstanding under the November 2013 Note into 760,736 shares of Common Stock at the existing conversion price of $3.75 per share.

Effective September 23, 2015, the Company entered into an amendment to the January 2014 Note providing that the unpaid principal amount thereof and all accrued and unpaid interest thereon would be converted automatically into shares of Common Stock at a conversion price equal to the closing price of the Common Stock on the immediately preceding trading day, or $4.23 per share.  As a result, effective September 23, 2015, the $3,500,000 principal amount and all $429,270 accrued but unpaid interest outstanding under the January 2014 Note was converted into 928,906 shares of Common Stock.

The April 2013 Note bore interest at a rate of 6.67% per annum for the first year and 8.67% per annum thereafter, and the November 2012 Note bore interest at a rate of 6.67% per annum.  The outstanding principal amount and accrued but unpaid interest under the April 2013 Note and the November 2012 Note were convertible into Common Stock at a conversion price of $2.00 per share for the April 2013 Note and $1.30 per share for the November 2012 Note.  On November 12, 2013, Digipac converted the $4,000,000 principal amount and $164,466 accrued but unpaid interest outstanding under the April 2013 Note into 2,082,233 shares of Common Stock, and converted the $1,800,000 principal amount and $116,771 accrued but unpaid interest outstanding under the November 2012 Note into 1,474,439 shares of Common Stock.

Pacific Star Capital

On February 17, 2014, the Company’s Compensation Committee awarded 275,000 shares of Common Stock to Pacific Star Capital, of which Mr. Tao is the Chief Investment Officer and sole owner, as compensation for providing Mr. Tao’s services as the Company’s Chief Executive Officer from September 2012 to December 2013.

Pacific Star HSW

On December 27, 2012, Pacific Star HSW received 21,821 shares of Common Stock of the Company in a distribution by Discovery Communications, LLC (“Discovery”) to the former shareholders of Convex Group, Inc. (“Convex”) pursuant to an Agreement and Plan of Merger, dated as of October 14, 2007, as amended on November 12, 2007, December 13, 2007 and December 27, 2012, among HowStuffWorks, LLC, HSW MergerSub, Inc., Discovery and the HSW Stockholders’ Representative, providing for the acquisition of Convex by Discovery (the “Convex Merger”).

Kai-Shing Tao

From November 2007 to March 2013, Mr. Tao received a total of 40,827 shares of Common Stock as partial compensation for his service on the Board of Directors of the Company, of which a total of 3,918 shares were forfeited in accordance with the terms of the awards.

On February 17, 2014, Mr. Tao received a 10-year option to purchase 500,000 shares of Common Stock at an exercise price of $6.30 per share under the Company’s 2014 Incentive Plan.  1/4 of the option vested on each of March 31, 2014, June 30, 2014, September 30, 2014 and December 31, 2014.  On September 30, 2014, Mr. Tao forfeited to the Company his right to buy 57,250 of the shares underlying the option for no consideration.

On November 21, 2014, Mr. Tao received 150,000 shares of Common Stock under the Company’s 2014 Incentive Plan.  3/4 of the shares vested on November 21, 2014 and 1/4 of the shares vested on December 31, 2014.  Of these shares of Common Stock, 30,782 and 11,378 shares were withheld to pay federal and state tax withholding obligations resulting from their vesting on November 21, 2014 and December 31, 2014, respectively.

On July 28, 2015, Mr. Tao received a 10-year option to purchase 650,000 shares of Common Stock at an exercise price of $4.29 per share under the Company’s 2014 Incentive Plan.  1/2 of the option vested on the grant date, 1/4 of the option vested on September 30, 2015 and 1/4 of the option will vest on December 31, 2015.

On August 18, 2015, Mr. Tao received a 10-year option to purchase 350,000 shares of Common Stock at an exercise price of $4.10 per share. The option will not be exercisable unless and until it is approved by the Company’s stockholders, and if the stockholders do not approve the option on or prior to the first anniversary of its issuance, the option will terminate and Mr. Tao will not have any rights with respect thereto.

Item 4.	Purpose of Transaction.

Digipac acquired the securities of the Company as described herein for investment purposes.  Pacific Star Capital received the securities of the Company as described herein as compensation for providing Mr. Tao’s services as the Company’s Chief Executive Officer from September 2012 to December 2013.  Pacific Star HSW received the securities of the Company as described herein in connection with the Convex Merger.  Mr. Tao acquired the securities of the Company as described herein as compensation for serving as a director and officer of the Company.

Mr. Tao is an executive officer and director of the Company.  Except in Mr. Tao’s capacity as an executive officer and director of the Company, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.  The Reporting Persons reserve the right to increase or decrease their position in the Company through, among other things, the purchase or sale of securities of the Company on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 19,435,382 shares of Common Stock outstanding as of September 28, 2015, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2015.  Shares of Common Stock issuable upon exercise of options beneficially owned by each Reporting Person that are exercisable within 60 days hereof are deemed outstanding for the purpose of computing the percentage ownership of such Reporting Person.

As of the close of business on October 1, 2015, Digipac beneficially owned 5,246,314 shares of Common Stock, constituting approximately 27.0% of the shares outstanding.

As of the close of business on October 1, 2015, Pacific Star Capital beneficially owned 275,000 shares of Common Stock, constituting approximately 1.4% of the shares outstanding.

As of the close of business on October 1, 2015, Pacific Star HSW beneficially owned 21,821 shares of Common Stock, constituting approximately 0.1% of the shares outstanding.

As of the close of business on October 1, 2015, Mr. Tao beneficially owned 6,618,134 shares of Common Stock, consisting of (i) 144,749 shares and 930,250 shares underlying options exercisable within 60 days hereof held by Mr. Tao, (ii) 5,246,314 shares held by Digipac, (iii) 275,000 shares held by Pacific Star Capital and (iv) 21,821 shares held by Pacific Star HSW, constituting approximately 32.5% of the shares outstanding.  By virtue of his position as the manager and a member of Digipac, the Chief Investment Officer and sole owner of Pacific Star Capital, and the control person of Pacific Star HSW, Mr. Tao may be deemed to beneficially own the shares of Common Stock held by Digipac, Pacific Star Capital and Pacific Star HSW.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly beneficially owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock he or it does not directly own.

(b)           Mr. Tao and Digipac have the shared power to vote and dispose of the shares of Common Stock directly owned by Digipac.  Mr. Tao and Pacific Star Capital have the shared power to vote and dispose of the shares of Common Stock directly owned by Pacific Star Capital.  Mr. Tao and Pacific Star HSW have the shared power to vote and dispose of the shares of Common Stock directly owned by Pacific Star HSW.  Mr. Tao has the sole power to vote and dispose of the 144,749 shares of Common Stock directly owned by him.

(c)           Schedule A annexed hereto lists all transactions in the securities of the Company during the past 60 days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information disclosed in Item 3 above is incorporated herein by reference.

On October 1, 2015, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Senior Secured Convertible Promissory Note dated November 23, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 28, 2012).

99.2	Senior Secured Convertible Promissory Note dated April 2, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 4, 2013).

99.3
Senior Secured Convertible Promissory Note dated November 14, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed with the SEC on November 14, 2013).

99.4	Senior Secured Convertible Promissory Note dated January 29, 2014 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 4, 2014).

99.5	Joint Filing Agreement by and among Digipac, LLC, Pacific Star Capital Management, L.P., Pacific Star HSW LLC and Kai-Shing Tao, dated October 1, 2015.

CUSIP NO. 75954W107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:            October 1, 2015

DIGIPAC, LLC

By:	/s/ Kai-Shing Tao
Name:	Kai-Shing Tao
Title:	Manager

PACIFIC STAR CAPITAL MANAGEMENT, L.P.

By:	/s/ Kai-Shing Tao
Name:	Kai-Shing Tao
Title:	Chief Investment Officer

PACIFIC STAR HSW LLC

By:	/s/ Kai-Shing Tao
Name:	Kai-Shing Tao
Title:	Authorized Signatory

/s/ Kai-Shing Tao
KAI-SHING TAO

CUSIP NO. 75954W107

SCHEDULE A

Transactions in the Securities of the Company During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

DIGIPAC, LLC

Conversion of Convertible Promissory Note	760,736	3.75	09/23/2015
Conversion of Convertible Promissory Note	928,906	4.23	09/23/2015

KAI-SHING TAO

Stock Option Award*	650,000	0.0000	07/28/2015
Stock Option Award*	350,000	0.0000	08/18/2015

*	These options were granted to Mr. Tao as compensation for his service as the Company’s Chief Executive Officer.